SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A
Amendment No. 3
Under the Securities Exchange Act of 1934

Chembio Diagnostics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

89268C103
(CUSIP Number)

Lawrence A. Siebert
3661 Horseblock Road
Medford, NY 11763
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

June 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89268C103

(1)           Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Lawrence A. Siebert

(2)           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)           SEC Use Only ___________________________________________________________

(4)           Source of Funds (See Instructions):

OO

(5)           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)           Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: 6,843,615 [1] (8) Shared Voting Power: 0 (9) Sole Dispositive Power: 6,843,615 [1] (10) Shared Dispositive Power: 0
(11)           Aggregate Amount Beneficially Owned by Each Reporting Person:

6,843,615 1

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

(13)	Percent of Class Represented by Amount in Row (11):

10.96%[2]

  1  Includes 6,348,615 shares of common stock; 170,000 shares of common stock issuable upon the exercise of options exercisable at $0.48, 10,000 of which must be exercised by December 31, 2008, 60,000 of which must be exercised by May 4, 2011, and 100,000 of which must be exercised by May 28, 2011; 75,000 shares of common stock issuable upon the exercise of options exercisable at $0.22 which must be exercised by February 15, 2013; and 250,000 shares of common stock issuable upon the exercise of options exercisable at $0.13 which must be exercised by June 3, 2013.

2  Based upon 60,537,534 issued and outstanding shares of common stock reported in the Issuer’s Form 10-Q filed by the Issuer on May 12, 2008, and an additional 1,407,367 reported in the Issuer’s Form 8-K filed on July 2, 2008, plus 495,000 shares of common stock issuable upon the exercise of Options held by Mr. Siebert.

(14)	Type of Reporting Person (See Instructions):

IN

Item 1.	Security and Issuer.

Title and class of equity securities:

Common Stock, $0.01 par value

Name and address of principal executive offices of Issuer:

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763

Item 2.	Identity and Background.

(a)           Name of person filing:

Lawrence A. Siebert

(b)           Residence or Business Address:

3661 Horseblock Road
Medford, NY 11763

(c)           Principal occupation:

Chief Executive Officer and President of Chembio Diagnostics, Inc., 3661 Horseblock Road, Medford, NY 11763

(d)           Criminal proceedings:

During the last five years, Mr. Siebert has not been convicted in any criminal proceeding.

(e)           Civil Proceedings:

During the last five years, Mr. Siebert has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)           Citizenship:

United States

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On June 26, 2008 warrants owned by Mr. Siebert to purchase 2,205,731 shares of Chembio Diagnostics, Inc. (the “Company”) common stock were exercised, resulting in the issuance of 332,941 shares of common stock. These warrants were exercised on a cashless basis in connection with the Company’s preferred stock and warrant amendments that were completed on December 19, 2007.  Mr. Siebert paid no cash consideration for these issuances of common stock.

Item 4.	Purpose of the Transaction.

Mr. Siebert exercised his warrants for investment purposes.  He does not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.                      Interests in Securities of the Issuer.

(a)
As a result of the transactions described herein, Mr. Siebert beneficially owns 6,843,615 shares of the Issuer’s common stock, comprising approximately 10.96% of the outstanding shares of common stock of the Issuer.  This percentage is based upon 60,537,534 issued and outstanding shares of common stock reported in the Issuer’s Form 10-Q filed by the Issuer on May 12, 2008, and an additional 1,407,367 reported in the Issuer’s Form 8-K filed on July 2, 2008, plus 495,000 shares of common stock issuable upon the exercise of Options held by Mr. Siebert.  Mr. Siebert’s beneficial ownership of 6,843,615 shares includes 6,348,615 shares of common stock; 170,000 shares of common stock issuable upon the exercise of options exercisable at $0.48, 10,000 of which must be exercised by December 31, 2008, 60,000 of which must be exercised by May 4, 2011, and 100,000 of which must be exercised by May 28, 2011; 75,000 shares of common stock issuable upon the exercise of options exercisable at $0.22 which must be exercised by February 15, 2013; and 250,000 shares of common stock issuable upon the exercise of options exercisable at $0.13 which must be exercised by June 3, 2013.

(b)	Mr. Siebert has sole voting and dispositive powers with respect to all shares of the Issuer’s common stock held in his own name.

(c)	Except for the transactions described in Amendment No.2 filed May 19, 2008 and this Amendment No. 3, there have been no transactions in the class of securities during the past sixty days.

(d)	Rights with respect to dividends or sales proceeds:

N/A

(e)           Date of cessation of five percent beneficial ownership:

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following information:

N/A

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:                      July 16, 2008                                                       /s/ Lawrence S. Siebert
Lawrence S. Siebert, Individually